UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta looks to the future”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, June 27, 2017

Syngenta looks to the future

Syngenta today announced its new ambition and priorities following the completion of the transaction with ChemChina. The company aims to profitably grow market share through organic growth and collaborations, and is considering targeted acquisitions with a focus on seeds. The goal is to strengthen Syngenta’s leadership position in crop protection and to become an ambitious number three in seeds. Key drivers for the next phase of growth will be further expansion in emerging markets, notably China, the stepping up of digital agriculture offers, and ongoing investment in new technologies to increase crop yields while reducing CO2 emissions and preserving water resources.

After being elected Chairman of the Board of Directors on June 26, Ren Jianxin, Chairman of ChemChina, reaffirmed that Syngenta’s operational independence will be maintained and the existing management team will continue to run the company. He said: “We share Syngenta's strategic and long-term vision and look forward to supporting Syngenta's growth, product offering and services. Together with its Board and Management and all its employees, we will work for the benefit of growers and to enhance food security and fight famine around the world - based on principles of technological leadership, environmental safety and sustainability.”

Michel Demaré, Vice Chairman of Syngenta and Lead Independent Director, said: “This transaction is historic for many reasons. Not only is it the largest acquisition ever made by a Chinese company, but also it is a deal focused on growth. All our stakeholders are benefiting from this change of ownership. Jobs have been safeguarded and farmers will continue to have a choice and enjoy the benefits of our investments in technology. Syngenta will continue to be headquartered and to pay taxes in Switzerland, with major manufacturing and R&D sites in the country. Syngenta remains a standalone company, with a new owner who has a long term vision for our industry and will invest accordingly. The company will maintain the highest corporate governance standards with four Independent Directors on the Board. I look forward to working with Ren Jianxin and the rest of the Board to further develop Syngenta leadership in growth and sustainability.

Syngenta – June 27, 2017 / Page 1 of 2

Together, ChemChina and Syngenta will make a significant contribution to global food security”.

Erik Fyrwald, CEO of Syngenta, said: “We play a vital role in the food chain to safely feed the world and take care of our planet. Our ambition is to be the most collaborative and trusted team in agriculture, providing leading seeds and crop protection innovations to enhance the prosperity of farmers, wherever they are. With ChemChina we have a stable new owner who will help us to achieve this ambition. At the same time we will sustain our focus on productivity and on improving the customer experience. We are excited by the global prospects and particularly those in China, where we will utilise and build on our technology and know-how to promote the highest agriculture, food safety and environmental standards, as well as to increase productivity.”

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 234th position among the Fortune Global 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, which involves a number of risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the "risk factors" section of Syngenta's Form 20-F filed on February 16, 2017 as well as the U.S. Offer documents filed by ChemChina and CNAC Saturn (NL) B.V. (“Purchaser”) and the Solicitation/Recommendation Statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina, Purchaser and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – June 27, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 27, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration